(Summary Translation)
File Number: 82-2544

November 10, 2004

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Type of shares: The Company's common shares

1. Acquisition

(1) Shares acquired in conformity with the Annual General Meeting of Shareholders' resolution

Not applicable

(2) Shares acquired from subsidiaries

Not applicable

(3) Shares acquired in conformity with the Board of Directors resolution stipulated in the articles of incorporation

As of October 31, 2004

	Number of Shares (shares)		Total Amount (yen)
Board of Directors' resolution (passed on August 27, 2004)	3,600,000		42,912,000,000
Date of acquisition	-	-	-
Total	-	-	-
Acquired own shares (cumulative basis)	3,600,000		42,912,000,000
Acquisition in progress (%)	100.0		100.0

2. Processing state

Not applicable

3. Share holdings

As of October 31, 2004

	Number of Shares
Shares outstanding	141,669,000
Treasury shares	11,550,800